

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 21, 2010

Mr. Donald M. Prest
Chief Financial Officer
Omnicity Corp.
807 South State Rd. 3
Rushville, IN 46173

> **Re:** **Omnicity Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed on October 23, 2009**
> **Form 10-Q for the Quarterly Period Ended October 31, 2009**
> **Filed on December 21, 2009**
> **File No. 000-52827**

Dear Mr. Prest:

We have reviewed your amendments filed September 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended July 31, 2009

Report of Independent Registered Public Accounting Firms, page 28

1. We note your response to prior comments one and five from your response letter dated April 8, 2010. Your Form 10-K/A does not have the dual dated audit report as you discussed in your response. Please request that your auditors revise accordingly.

Consolidated Statements of Operations, page 31

2. Please amend to disclose the weighted average shares outstanding on the face of your consolidated statement of operations. In addition, please provide footnote disclosure showing how you calculated basic and diluted earnings per share in accordance with ASC 260. Similarly revise all other future filings to include these disclosures.

Form 10-Q/A for the quarterly period ended October 31, 2009

Item 4. Controls and Procedures, page 20

3. Since you had a material restatement for the quarterly period ended October 31, 2009 tell us why you believe your disclosure controls and procedures are effective or revise accordingly.

*   *   *   *

Please file all correspondence over EDGAR. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director